EXHIBIT 3.7

FOURTH CERTIFICATE OF AMENDMENT

OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PHARMASSET, INC.

Pharmasset, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies as follows:

FIRST: That in accordance with the Bylaws of the Company and Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors of the Company, at a meeting held on March 1, 2007 at which a quorum was present, duly adopted resolutions proposing and declaring advisable the amendment of the Second Amended and Restated Certificate of Incorporation of the Company in certain respects and recommending that such amendment be submitted to the stockholders of the Company for consideration, action and approval.

SECOND: That this Certificate of Amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL and amends the provisions of the Certificate of Incorporation of the Company previously filed with the Secretary of State of Delaware on June 8, 2004, as amended and restated to the date hereof.

THIRD: That Article FOURTH of the Second Amended and Restated Certificate of Incorporation of the Company is hereby amended by inserting the following paragraph prior to part A. thereof:

“At the time of filing of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company (the “Effective Time”), a one-for-1.5 reverse stock split of the Company’s common stock shall become effective, pursuant to which each 1.5 shares of common stock par value $0.001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”), shall be reclassified and combined into one share of common stock, par value $.001 per share (herein called “Common Stock”), automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and converted. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which any holder of Common Stock would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors of the Company.”

IN WITNESS WHEREOF, PHARMASSET, INC. has caused this Fourth Certificate of Amendment of Second Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 19th day of April, 2007.

PHARMASSET, INC.

By:	/s/ P. Schaefer Price
	Name:	P. Schaefer Price
	Title:	President and Chief Executive Officer

2